Exhibit 5

April 15, 2011

PARTICIPATION NOTICE

DirecTECH Holding Company, Inc. ("DT") agrees that it will participate in the proposed firm commitment public offering of common stock of Multiband Corporation ("MB") that has been proposed by MB and is to be underwritten on a firm commitment basis by a group led by Craig-Hallum Capital Group and Northland Securities ("Offering") in accordance with the following terms and on the conditions set forth in this Notice:
1.

The Offering will be filed with the SEC for 3.0 million primary shares issued by MB, plus 100% of MB shares beneficially owned by DT (approximately 6.9 million shares after conversion of Series J Preferred Stock into 5.0 million common shares) for approximately 9.9 million shares in total. If the Offering is upsized and/or if the over-allotment option exercised, these shares will come from MB only. If the Offering is downsized, the allocation of the reduction in shares to be sold must be 50/50 between MB and DT.

2.

Prior to filing the amended S-1 registration statement, DT will provide an updated and executed FINRA questionnaire and Selling Stockholder Questionnaire in a form generally similar to the versions executed by DT on January 13, 2011.

3.

DT consents to an initial filing with the SEC of the Offering. However, DT has until the later of two weeks after the initial filing of the S-1 or May 6 to provide final approval of the Offering by written consent ("Final Approval"). In addition, if DT determines to request Shareholder Approval (as defined below), notwithstanding anything in this Notice to the contrary, DT's obligation to sell MB shares in the Offering is subject to its receipt of Shareholder Approval. If MB does not receive Final Approval or if DT requests and does not receive Shareholder Approval, DT hereby consents to MB proceeding with an underwritten public offering of up to 6.0 million shares of common stock (prior to any upsizing of such offering or exercise of the underwriters' over-allotment option, both of which shall be in an amount consistent with SEC rules) (the "Primary Share Offering"). Concurrently with the delivery of Final Approval, DT will provide an updated and executed lock-up agreement in a form generally similar to the version received by MB on January 13, 2011 (such execution and delivery to be effective only on the completion of the Offering and sale of shares of MB held by DT).

DT is currently determining whether it will request its shareholders to approve the Offering and the monetization of the investments that DT has in MB ("Shareholder Approval). If DT determines to request Shareholder Approval, it agrees to use all reasonable efforts to hold the shareholder meeting as soon as possible, including to distribute a proxy statement to shareholders as soon as possible and in no event later than three business days after the date of the filing of the MB registration statement with the SEC. The Board of Directors has approved moving forward with the offering process on the terms set forth in this Participation Notice and currently intends to recommend the transaction to the shareholders.

4.

If prior to commencing the roadshow for the Offering (which will occur only after resolving all material comments of the SEC): (i) 6 weeks time has passed since the date of Final Approval, (ii) the closing share price of MB common stock has increased or decreased by more than 30% from the closing price of MB common stock on the date of Final Approval or (iii) the SEC has imposed a delay on the Offering as a result of perceived "gun jumping" activity or issued comments relating to such activity in its review of the S-1 registration statement that are not resolved or that, as resolved, result in the inclusion of disclosure in the registration statement relating to any such perceived "gun jumping" activity, MB will provide DT written notice (the "Notice") for re-approval of the Offering. If MB does not receive re-approval of the Offering by written consent of DT by the end of the second full business day after the day DT has received the Notice, DT hereby consents to MB proceeding with a Primary Share Offering.

5.

In the event MB proceeds with a Primary Share Offering following DT's decision not to participate, DT (i) agrees that such an offering shall not result in a breach or event of default under any agreements or instruments between MB and DT and (ii) waives any right to force MB to prepay all or a portion of the promissory note dated January 2, 2009, issued by MB to DT (in the principal amount of $29,448,713.07) (the "DT Note") at the completion of such an offering (the DT Note continuing in full force and effect and due January 1, 2013). The principal amount specified was the principal amount on December 31, 2010; the parties are creating a process for all subsequent claims that heretofore have been set off against the principal amount of the Note.

6.

The Offering must be priced and closed prior to June 30, 2011. If the Offering is not closed by such date, this Participation Notice and any Final Approvals (and all other documents that DT may have executed and delivered in connection with the proposed Offering) are terminated and are of no further force and effect.

7.

The minimum price to the public in the Offering cannot be lower than $3.00 and must be at or above a 20% discount to the lowest of: (i) the closing market price of MB common stock on the day prior to pricing date of the Offering; or (ii) the average closing market price of MB common stock for the ten (10) consecutive trading days preceding the pricing date of the Offering; or (iii) the average closing market price of MB common stock for the thirty (30) consecutive trading days preceding the pricing date of the Offering, and the maximum underwriting discount must be no greater than 7.5%. The pricing for all shares to be sold by MB or DT in the Offering will be at the same price to the public and at the same underwriting discount.

8.

If the Offering is successfully closed at an offering size of at least 3.0 million primary shares issued by MB, plus 100% of MB shares beneficially owned by DT, DT will convert all of its Series J Preferred Stock into shares of MB common stock effective simultaneously with the closing of the Offering. If the Offering is closed at an offering size of less than 3.0 million primary shares issued by MB, plus 100% of MB shares beneficially owned by DT, DT will convert (simultaneously with the closing of the Offering) only that number of shares of Series J Preferred Stock as is needed to provide that number of shares of MB common stock equal to the number of shares being sold in the Offering by DT. If the Offering occurs, MB will pay the pro-rata amount of the 2nd quarter 2011 dividend on the Series J Preferred Stock as required by its terms.

9.

If for any reason less than 100% of MB capital stock owned by DT is sold in the Offering, DT agrees to a 180-day post-Offering lock-up period on sales of shares of MB common stock if any MB shares held by DT are sold in the Offering and a 90 day lock up period if no MB shares held by DT are sold in the Offering, in either case generally pursuant to an agreement in the form executed by DT on January 13, 2011 (with appropriate changes if no MB shares held by DT are sold in the Offering), provided that MB is similarly subject to a comparable lock-up period. The DT executed lock up agreement will be dated the date of pricing of the Offering.

In addition to the conditions set forth in the terms set forth above, DT's participation in the Offering is conditioned on the following:

1.

MB shall elect or appoint a designee of DT ("DT Designee") as a member of the MB board of directors at its next board meeting. MB's obligation to have a DT Designee or Board Observer will terminate when (i) the DT Note is repaid in full at its principal amount set forth above (unless the parties agree otherwise) and (ii) DT's beneficial ownership position in MB common stock is less than 10.0% (as determined under the rules and regulations of the SEC) ("Beneficial Ownership").

2.

DT agrees that the Registration Rights Agreement between the parties will terminate (such termination not to impact any rights and obligations the parties may have with respect to matters existing prior to the date of termination) when DT's Beneficial Ownership position in MB common stock is less than 10.0%. Until such time and in all other events, the Registration Rights Agreement remains in full force and effect.

3.	The registration statement of MB used in connection with the Offering (including any information or documents incorporated by reference therein)

will not disclose any material changes from the Annual Report on Form 10-K filed with the SEC on April 6, 2011 (the "Form 10-K"). Material changes include, without limitation:

A.

completed or pending Company material transactions (including any acquisition or debt or equity financing), other than (i) the Offering or (ii) a possible new debt financing (disclosed in the Prospectus); and

B.

with respect to MB's 1st quarter and 2011 performance disclosure, any information that would be significant to a reasonably prudent investor in changing the expectations that reasonably arise from reading the Form 10-K.

4.

The underwriting agreement to be executed in connection with the Offering will be generally similar to the draft underwriting agreement (draft of 12/31/2010) previously delivered to DT and its counsel ("Draft Underwriting Agreement"). If DT determines to request Shareholder Approval, the Draft Underwriting Agreement will require appropriate changes.

5.

That MB pay, at and as a condition to the first closing of the Offering from the proceeds of the Offering, to DT the following amounts of money, all of which represent past due accrued expenses that MB has previously agreed to pay DT but are still outstanding:

A.	$33,958.49 in reimbursement for the salary and expenses of Ann Pawsett; and

B.	$76,978.32 in accrued interest on a note receivable from MB for the Microtech purchase.

Payment/receipt of these specified amounts will be in full satisfaction of only the specific matter to which they relate and such payment/receipt will not waive, release, impair, limit or otherwise impact any other rights under the Stock Purchase Agreement, Master Assignment and Assumption Agreement or related documents between the parties, which are expressly reserved.

In providing this Notice, DT also notes that (i) this does not commit DT to provide the representations and warranties called out in Section 2(b) of the Draft Underwriting Agreement and the bring-down certificates required as conditions to the closing of the Offerings (which will depend on facts known at that time); (ii) DT and its counsel need to have additional due diligence with the management of MB to ensure that DT completes its reasonable inquiry under the Securities Act of 1933; and (iii) the Registration Statement, in describing information about various litigation matters between MB and DT, reflects only MB's position on such issues.

In acknowledgment that the foregoing correctly sets forth the understanding reached by MB and DT, please sign in the space provided below, whereupon this Participation

Notice shall constitute a binding agreement as of the date indicated above, provided that it has been executed by DT by no later than 5:00 p.m. Eastern Time on April 15, 2011.
Very truly yours,

DirecTECH Holding Company, Inc.

By:	/s/ Bernard J. Schafer
Bernard J. Schafer, President

Multiband Corporation

By:	/s/ James L. Mandel
James L. Mandel, Chief Executive Officer